

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
Corey Chiu
President, Director
Lucy's Water World, Inc.
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa #707
Beijing, China 101318

> **Re:** **Lucy's Water World, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 24, 2012**
> **File No. 333-179012**

Dear Mr. Chiu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to identify your selling shareholders as underwriters throughout your prospectus. We believe that because, as you disclose on page 4, your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please reference SEC Release 33-8869 (2007). The Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company's securities. As a result, because the offering is deemed to be an indirect primary offering by the company through the selling

shareholders, the offering price of the shares being sold must be fixed for the duration of the offering.

2. We note that a Mr. Charles Smith signed your Articles of Incorporation filed as Exhibit 3.1 to the Form S-1. Please discuss your relationship with Mr. Smith and, if applicable, identify Mr. Smith as a promoter as that term is defined in Rule 405 of Regulation C. Please also consider whether disclosure pursuant to Items 401(g) and 404(c) of Regulation S-K is applicable to Mr. Smith.

3. Please confirm that you have no plans or intentions to merge this company with an operating company.

Prospectus Cover Page

4. Please revise to prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

Prospectus Summary, page 2

5. Revise your disclosure to discuss why the company is becoming a reporting company in light of your disclosure that the proceeds from the underlying Regulation S offering did not result in funds necessary to begin business operations, pay the costs of the offering, and meet the costs of legal reporting requirements.

Overview, page 2

6. Revise your disclosure in this section to provide a brief description of your proposed business plan. We note your disclosure in the "Overview" section is incomplete.

Product and Services Offered, page 2

7. Please clarify the purpose and significance of the picture on pages 2 and 16.

8. Please revise your disclosure in the prospectus to state that your common stock will be quoted on the OTCBB, rather than listed.

Because we have nominal assets and no significant revenue, we are considered a "shell company"…, page 4

9. We note your disclosure that you have a verbal agreement with your founder to provide funding on an as needed basis. Please identify your founder. Please also revise to

discuss the terms of this verbal agreement. For example, explain if there is a minimum or maximum amount that you have agreed upon with your founder for funding purposes.

The Offering, page 4

10. Revise to disclose that you are offering 100% of your outstanding shares held by non-affiliates for resale pursuant to this registration statement.

11. Revise your disclosure related to the "Termination of the Offering" to discuss the resale restrictions imposed by Rule 144(i).

Risk Factors, page 5

12. Please include risk factor disclosure discussing that your independent auditor has expressed substantial doubt as to your ability to continue as a going concern.

Because company's headquarters are located in Beijing…, page 9

13. We note your headquarters are located in China and your business plan initially focuses on providing your swimming programs to children in China. In addition, we note your disclosure that you plan to license and copyright your swimming programs to other schools and business partners. Please provide appropriate disclosure here and in your business section discussing the risks of doing business or conducting operations in China. For example, discuss risks or uncertainties for acquiring any necessary permits or licenses, challenges to protecting intellectual property and regulations affecting foreign-based businesses operating in China.

Our Articles of Incorporation provide for indemnification of officers and directors…, page 9

14. Please revise this risk factor so that your disclosure is clear that your Bylaws, filed as Exhibit 26.2, provide for indemnification of your officers and directors, rather than your Articles of Incorporation.

Item 7: Selling Security Holders, page 10

15. Please clarify your reference on page 11 to "the exemption from the registration under the Securities Act provided by section 3(b) of the Securities Act." Section 3 of the Securities Act relates to exempted securities, rather than exempted transactions.

Description of Securities to be Registered, page 14

16. Please disclose when, and if, you anticipate collecting on the $36,201 still outstanding pursuant to the $50,000 worth of common shares sold to your founders.

Description of Business, page 15

17. We note your disclosure that you are only beginning to form your company and develop your business plan. Yet, your website located at www.lucyww.com, appears to suggest you have already begun operations and are currently utilizing your swimming programs at certain hotels and pools in China. Please advise.

18. Describe the business partners you plan to license and copyright your swimming programs to.

Description of Property, page 18

19. Please disclose where your office space is located.

Financial Statements

Statement of Operations, page F-3

20. Based on your disclosure in Item 15 it appears that all shares were issued in July 2011. As such, tell us why your weighted average number of shares outstanding is 1,598,333 for the period from September 14, 2011 to October 31, 2011.

Exhibit 23.1

21. The consent of independent registered public accounting firm references an audit report dated November 8, 2011. However, the report of independent registered public accounting firm is dated January 23, 2012. Please file a revised consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jay Smith